UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on May 30, 2023, titled “Alarum Recorded First-Ever Positive Cashflow from Operating Activities with Record Revenues in the First Quarter of 2023,” announcing the Registrant’s financial results for the three-month period ended March 31, 2023.

The first paragraph and three bullet points under the first paragraph, the bullet points under the section titled “Key Financial Highlights for the First Quarter of 2023”, the sections titled “First Quarter of 2023 Operational Highlights and Recent Business Developments” “Financial Results for the Three Months Ended March 31, 2023”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Alarum Technologies Ltd. on May 30, 2023, titled “Alarum Recorded First-Ever Positive Cashflow from Operating Activities with Record Revenues in the First Quarter of 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: May 30, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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